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www.dechert.com

ELISE M. DOLAN

elise.dolan@dechert.com
+1 212 698 3806 Direct
+1 212 698 0413 Fax
January 14, 2010

VIA EDGAR

Filing Desk
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, N.E.
Washington, D.C. 20549

Re:	Goldman Sachs Trust (“Registrant”) File Nos. 33-17619 and 811-05349 Post-Effective Amendment No. 268
Ladies and Gentlemen:
On behalf of Goldman Sachs Trust (the “Registrant”), electronically transmitted for filing pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), is Post-Effective Amendment No. 268 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the 1933 Act. This Registration Statement is being filed for the purpose of registering Class A, Class C, Institutional and Class IR Shares of the Goldman Sachs Brazil Equity Fund, India Equity Fund, China Equity Fund, and Korea Equity Fund, each a new series of the Registrant.
No fee is required in connection with this filing. Please direct any questions concerning the filing to the undersigned at 212.698.3806.
Sincerely,
Elise M. Dolan
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